Exhibit 4.11

PROMISSORY NOTE

$3,000,000.00	South Bend, Indiana
Effective January 1, 2004

FOR VALUE RECEIVED, MAGNETECH INDUSTRIAL SERVICES, INC., an Indiana corporation (“Magnetech”) promises to pay to the order of JOHN A MARTELL (“Lender”) the principal sum of Three Million Dollars ($3,000,000), with interest thereon at 1% below the Prime Rate, payable at 1125 South Walnut Street, South Bend, Indiana 46619, or such other place as Lender may designate in writing from time to time hereafter. For purposes of this Promissory Note, “Prime Rate” shall mean the Prime Rate as published in The Wall Street Journal, and which is described as the base rate on corporate loans at large U.S. money center commercial banks. The Prime Rate will be adjusted on the first business day of each month during the period this Note is outstanding.

Interest only on the outstanding principal balance of the Note shall be due and payable commencing on February 1, 2004 and continuing on the 1st day of each month thereafter until December 31, 2008, when all principal and accrued interest under this Note shall be due and payable in one lump sum amount; provided, that Magnetech, upon at least 60 days prior written notice to Lender (which notice may not be sent by Magnetech prior to July 1, 2008), may extend the term of this Note for an additional period of sixty (60) months (the “Extended Term”).

In the event the term of this Note is extended by Magnetech, interest only on the outstanding principal balance shall be due and payable to Lender on January 1, 2009. Thereafter, equal monthly principal installments of Fifty Thousand Dollars ($50,000) and all accrued interest on the outstanding principal balance shall be due and payable commencing on February 1, 2009 and continuing on the 1st day of each month thereafter until December 31, 2013, when all remaining principal and accrued interest under this Note shall be due and payable in one lump sum amount. Notwithstanding anything in this Note to the contrary, the interest rate payable on the outstanding principal balance of the Note during the Extended Term shall be the Prime Rate, plus 1%. The Prime Rate will continue to be adjusted on the first day of each month during the Extended Term.

Magnetech may prepay the unpaid principal balance of this Note at any time or from time to time without penalty. Any prepayment shall include interest to the date it is made. Partial prepayments shall be applied to the installments in the inverse order of their maturity.

Any amounts not paid when due shall bear interest at a rate which is four percent (4%) per year in excess of the interest rate otherwise payable hereon or, if less, at the highest rate then permitted under applicable law. Interest shall be computed on the basis of a three hundred sixty-five (365) day year and accrue for each day any principal sum remains unpaid.

Upon (i) the failure by Magnetech to pay any amount when due under the terms of this Note, (ii) the dissolution of Magnetech, (iii) the making of a general assignment for the benefit of creditors by Magnetech, (iv) the filing of any petition or the commencement of any proceeding voluntarily by Magnetech for any relief under any bankruptcy or insolvency laws or any law relating to the relief of debtors or the consent by Magnetech to the entry of an order in an involuntary case, or (v) the entry of an order or decree by a court of competent jurisdiction in an involuntary case, that is for relief against Magnetech, under any bankruptcy or insolvency laws or any law relating to the relief of debtors, all of the indebtedness evidenced hereby and remaining unpaid shall, at the option of Lender, become immediately due and payable with attorneys’ fees and costs incurred by Lender in enforcing this Note.

Magnetech and all guarantors, sureties, and endorsers severally waive demand, presentment for payment, notice of dishonor, notice of nonpayment, protest, notice of protest, and diligence by Lender in collection and bringing suit on this Note and all benefits of homestead, valuation and appraisement laws and expressly agree that Lender may renew, extend or otherwise modify this Note from time to time without notice with full reservation of Lender’s rights. Any such renewal, extension or modification shall not release Magnetech or any guarantor, surety or endorser from any liability under this Note.

Magnetech further agrees, subject only to any limitation imposed by applicable law, to pay all expenses incurred by Lender in collecting any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise, including reasonable attorneys' and paralegals' fees and expenses and court costs.

LENDER'S ACCEPTANCE OF LATE OR PARTIAL PAYMENTS, EXCUSE OF ANY DEFAULT, OR DELAY IN ENFORCEMENT OF ANY RIGHT, SHALL NOT ESTABLISH A CUSTOM OR COURSE OF CONDUCT AS TO ANY WAIVER OF LENDERS' RIGHTS AND REMEDIES.

This Note is binding upon Magnetech and its legal representatives, successors and assigns and shall inure to the benefit of Lender and its successors and assigns. This Note and all payments due hereunder are being delivered and accepted in the State of Indiana, and this Note shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Indiana, without regard to principles of conflicts of law.

MAGNETECH:

MAGNETECH INDUSTRIAL SERVICES, INC.

By:	/s/ John A. Martell
John A. Martell, President & CEO